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                                                                     EXHIBIT 1.2





                       SUFFOLK BANCORP DECLARES DIVIDEND
                  DISTRIBUTION OF COMMON SHARE PURCHASE RIGHTS

         Riverhead, New York, October 23, 1995 -- The Board of Directors of Suffolk Bancorp (NASDAQ - SUBK) today declared a dividend distribution of one Common Share Purchase Right on each outstanding share of Suffolk's common stock.

         In response to North Fork Bancorporation, Inc.'s prior disclosure of its intentions to acquire up to 19.9% of Suffolk's common stock and to consider the possibility of acquiring the entire equity interest in Suffolk, as previously disclosed, Suffolk's Board of Directors has determined that it would be in the best interests of Suffolk and its stockholders to remain an independent company. The Board has also determined that the interests of Suffolk's stockholders will be substantially threatened if North Fork continues to accumulate a large and potentially controlling position in Suffolk. North Fork has recently disclosed that it owns approximately 6.2% of Suffolk's common stock.

         Mr. Edward J. Merz, president and chief executive officer of Suffolk, stated: "The Rights are designed to protect Suffolk's stockholders from North Fork's and other potential unsolicited attempts to acquire Suffolk and to guard

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against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Suffolk."

         Each Right will entitle stockholders to buy one-half of a share of common stock at an exercise price of $70 (equivalent to $140 per full share of common stock). The Rights will be exercisable only if a person or group acquires 20% or more of Suffolk's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock, or under certain circumstances after a person or group acquires 10% or more of Suffolk's common stock.

         If Suffolk is acquired in a merger or other business combination transaction by a person or group that has acquired 10% or more of Suffolk's outstanding common stock prior to the transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

         In addition, if a person or group acquires 20% or more of Suffolk's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise


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price, a number of shares of Suffolk's common stock having a market value of twice such price.

         The Rights are intended to enable all Suffolk stockholders to realize the long-term value of their investment in Suffolk. They are designed to deter North Fork or others from using abusive tactics to deprive Suffolk's Board and its stockholders of the opportunity to determine Suffolk's destiny.

         Suffolk Bancorp has retained the firm of Wachtell, Lipton, Rosen & Katz to assist it in this matter.

         Suffolk Bancorp is a one-bank holding company engaged in the commercial banking business through The Suffolk County National Bank, a full service commercial bank headquartered in Riverhead, New York. "SCNB" is Suffolk Bancorp's wholly owned subsidiary. Organized in 1890, The Suffolk County National Bank is the second largest independent bank headquartered on Long Island.

         The Suffolk County National Bank maintains 22 offices in Bohemia, Center Moriches, Cutchogue, East Hampton, Hampton Bays, Mattituck, Medford, Miller Place, Montauk, Port Jefferson, Riverhead, Sag Harbor, Shoreham, Southampton, Wading River, Water Mill, and Westhampton Beach, New York.


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         Suffolk Bancorp also owns Island Computer Corporation of New York,
Inc., a bank data-service company located in Bohemia, New York.


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